SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                          GOODY'S FAMILY CLOTHING, INC.
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    382588101
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                                 (CUSIP Number)

                                   Isaac Dabah
                                GMM Capital, LLC
                                   c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                               September 29, 2005
    ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Capital, LLC
          I.R.S. Identification No.: 72-6232404
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2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]
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3.        SEC USE ONLY

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4.        Source of Funds (See Instructions)

          OO
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5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
                                                                            [ ]
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6.        Citizenship or Place of Organization

          Delaware
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                 | 7.       Sole Voting Power
                 |
                 |          0
                 |--------------------------------------------------------------
Number of        | 8.       Shared Voting Power
Shares           |
Beneficially     |          0
Owned by         |--------------------------------------------------------------
Each             | 9.       Sole Dispositive Power
Reporting        |
Person with      |          0
                 |--------------------------------------------------------------
                 | 10.      Shared Dispositive Power
                 |
                 |          0
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11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                           [X]*
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          0%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
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* By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital, LLC as more fully described in Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item 5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Trust
          I.R.S. Identification No.: 72-6232404
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2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          New Jersey
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                 | 7.       Sole Voting Power
                 |
                 |          0
                 |--------------------------------------------------------------
Number of        | 8.       Shared Voting Power
Shares           |
Beneficially     |          0
Owned by         |--------------------------------------------------------------
Each             | 9.       Sole Dispositive Power
Reporting        |
Person with      |          0
                 |--------------------------------------------------------------
                 | 10.      Shared Dispositive Power
                 |
                 |          0
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                           [X]*
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          0%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------
* By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital, LLC as more fully described in Item
4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item 5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value per share ("Common Stock"), of Goody's Family Clothing, Inc., a Tennessee corporation (the "Company"). The Company's principal executive office is located at 400 Goody's Lane, Knoxville, Tennessee 37922.

Item 2.  Identity and Background.

         This Statement is being filed jointly on behalf of GMM Capital, LLC ("GMM Capital"), a Delaware limited liability company, and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons"). GMM Trust is the sole member of GMM Capital.

         The principal office of each of the Reporting Persons is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022. The names, business addresses and present principal occupations or employment of the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

         The principal business of GMM Capital is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The principal business of GMM Trust is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The names and principal occupations or employment of the directors and executive officers of GMM Capital and the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Except as noted on Schedule I, all directors and executive officers of GMM Capital and the trustees of GMM Trust are citizens of the United States.

         By virtue of the communications with the Company by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice"), and GMM Capital, as more fully described in Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman (the Managing Member of Prentice Management GP, LLC, the general partner of Prentice) for purposes of Section 13(d) of the Securities Exchange Act of 1934. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Securities Exchange Act of 1934 and the Reporting Persons may be deemed to beneficially own certain securities as set forth in Item 5 of this Statement. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons do not own any Common Stock other than the shares held by Prentice that the reporting persons may be deemed to own by virtue of their being part of a group with Prentice. Upon information and belief, Prentice acquired the shares of Common Stock owned by it for approximately $15,147,505 with investment funds from accounts under management. As further disclosed in
Item 5, Sterling Macro Fund, an investment fund of which Isaac Dabah (who is the Executive Director of GMM Capital and a Trustee of GMM Trust) is a manager owns 26,039 shares of Common Stock which were acquired for cash through open market purchases for an aggregate purchase price of approximately $182,273.

Item 4.  Purpose of Transaction.

         On September 29, 2005, the GMM Capital, jointly with Prentice, sent a non-binding letter of interest to the Company proposing a potential all cash acquisition of 100% of the Common Stock at a purchase price ranging from $8.25 to $9.00 per share of Common Stock. A copy of the letter of interest is filed as
Exhibit 1 and incorporated herein by reference.

         Other than as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters. The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or acquire shares of Common Stock or other securities of Company or sell all or a part of their investment (if any such investment is made), at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the period ending July 30, 2005, there were 33,107,881 shares of Common Stock outstanding as of August 12, 2005. The Reporting Persons do not own any shares of Common Stock other than the shares held by Prentice that the reporting persons may be deemed to own by virtue of their being part of a group with Prentice. Isaac Dabah, the Executive Director of GMM Capital and a Trustee of GMM Trust, is a manager of Sterling Macro Fund, an investment fund which owns 26,039 shares of Common Stock, or .08% of the outstanding Common Stock of the Company. The Reporting Persons and the persons set forth on Schedule I each expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Sterling Macro Fund. Upon information and belief, as of the close of business on October 5, 2005, Prentice and Michael Zimmerman may be deemed to beneficially own 2,080,100 shares of Common Stock constituting approximately 6.28% of the shares of Common Stock outstanding and the Reporting Persons may be deemed to beneficially own these shares of Common Stock. The Reporting Persons and the persons set forth on Schedule I expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Prentice and Michael Zimmerman.

         (b) The Reporting Persons do not hold the power to vote or to direct to vote or to dispose or to direct the disposition of any shares of Common Stock. Other than Isaac Dabah, the persons set forth on Schedule I do not have the power to vote or to direct to vote or the power to dispose or to direct the disposition of any shares of Common Stock. Mr. Dabah may be deemed to share the power to vote or to direct to vote or to dispose or to direct the disposition of the shares of Common Stock owned by Sterling Macro Fund through his position as a manager of Sterling Macro Fund.

         (c) During the past sixty days, there were no purchases of shares of Common Stock, or securities convertible in to or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I. During such sixty day period, there were no sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I.

         (d) As reported in Item 5(a) above, the Reporting Persons do not own any shares of Common Stock. No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Sterling Macro Fund other than the partners of Sterling Macro Fund.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described herein and in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 2 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         1. Letter to the Company, dated September 29, 2005 (incorporated by reference to Exhibit B to the Statement on Schedule 13D, filed with the SEC on October 6, 2005 by Prentice and Michael Zimmerman)

         2. Joint Filing Agreement, dated as of October 6, 2005, by and between the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             GMM CAPITAL LLC

                                             By: /s/ Isaac Dabah
                                                 -------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Executive Director



                                             GMM TRUST

                                             By: /s/ Isaac Dabah
                                                 -------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Trustee



Dated: October 6, 2005

                                                                      Schedule I

         OFFICERS AND DIRECTORS OF GMM CAPITAL AND TRUSTEES OF GMM TRUST

         The names, present principal occupations and business addresses of the officers and directors of GMM Capital and the trustees of GMM Trust are set forth below. Except as set forth below, such individual's business address is that of GMM Capital or GMM Trust, as applicable. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with GMM Capital or GMM Trust, as applicable.

-------------------------------------------------------------------------------------------------
Name                                     Principal Occupation        Business Address
-------------------------------------------------------------------------------------------------
Isaac Dabah, Executive Director          Private investor            689 Fifth Avenue, 14th Floor
of GMM Capital and Trustee                                           New York, NY 10022
of GMM Trust

-------------------------------------------------------------------------------------------------
Ivette Dabah, Trustee of GMM Trust*      Private investor            689 Fifth Avenue, 14th Floor
                                                                     New York, NY 10022

-------------------------------------------------------------------------------------------------
Donald Hecht, Manager of GMM Capital     Certified Public            689 Fifth Avenue, 14th Floor
and Administrative Trustee of GMM        Accountant                  New York, NY 10022
Trust
-------------------------------------------------------------------------------------------------
Itzhak Weinstock, Chief Financial        Chief Financial             689 Fifth Avenue, 14th Floor
Officer of GMM Capital                   Officer of GMM Capital      New York, NY 10022

-------------------------------------------------------------------------------------------------

* Ivette Dabah is a citizen of Argentina.

                                  EXHIBIT INDEX

         1. Letter to the Company, dated September 29, 2005 (incorporated by reference to Exhibit B to the Statement on Schedule 13D, filed with the SEC on October 6, 2005 by Prentice and Michael Zimmerman)

         2. Joint Filing Agreement, dated as of October 6, 2005, by and between the Reporting Persons.